VOID IF NOT RECEIVED BY THE SUBSCRIPTION AGENT BEFORE 5:00 P.M.
NEW YORK TIME ON THE EXPIRATION DATE: MAY 17, 2022 (UNLESS EXTENDED)

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
SUBSCRIPTION RIGHTS FOR SHARES OF COMMON STOCK
(Complete appropriate section on reverse side of this form)

Maximum Primary Subscription Shares Available:	4,889,520
Number of Rights Issued:	14,668,560

The registered holder (the “Holder”) of this Subscription Certificate named below, or the assignee, is entitled to the number of transferable Rights shown above to subscribe for shares of common stock, $0.0001 par value per share (the “Common Shares”), of Neuberger Berman High Yield Strategies Fund Inc. (the “Fund”), in the ratio of one Common Share for each three Rights, pursuant to the primary subscription (the “Primary Subscription”) and upon the terms and conditions and at the price for each Common Share specified in the Prospectus Supplement, dated April 19, 2022, and the accompanying Prospectus, dated April 7, 2022, as amended April 19, 2022 (collectively the “Prospectus”) relating thereto. If you are a Record Date Common Stockholder and hold fewer than three Rights, you are entitled to subscribe for one Common Share. To subscribe for Common Shares the Holder must present to Computershare Trust Company, N.A. (the “Subscription Agent” or “Computershare”), prior to 5:00 p.m., Eastern time, on the Expiration Date of May 17, 2022 (unless extended), either: (a) a properly completed and executed Subscription Certificate and a check drawn on a bank located in the United States and payable to “Computershare” for an amount equal to the number of Common Shares subscribed for under the Primary Subscription (and, if such Holder is a Record Date Common Stockholder electing to exercise the Over-Subscription Privilege, pursuant to the terms of the Over-Subscription Privilege) multiplied by the estimated Subscription Price; or (b) a notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) guaranteeing delivery of a properly completed and executed Subscription Certificate.

Under the Over-Subscription Privilege, as described in the Prospectus, any number of additional Common Shares may be purchased by a Record Date Common Stockholder if such Common Shares are available and the owner’s Rights under the Primary Subscription have been fully exercised and the pro rata allocation requirements have been satisfied. Any additional payment required from a participating Holder of Rights must be received by the Subscription Agent by 5:00 p.m., Eastern time, on the Expiration Date of May 17, 2022 unless the Offer is extended. Any excess payment to be refunded by the Fund to a Record Date Common Stockholder who is not allocated the full amount of Common Shares subscribed for pursuant to the Over-Subscription Privilege will be returned to him or her by mail by the Subscription Agent as promptly as practicable. A participating Holder of Rights will have no right to rescind a purchase after the Subscription Agent has received a properly completed and executed Subscription Certificate and payment by means of a check. This Subscription Certificate may be transferred, in the same manner and with the same effect as in the case of a negotiable instrument payable to specific persons, by duly completing and signing the assignment on the reverse side hereof. Capitalized terms used but not defined in this Subscription Certificate shall have the meanings assigned to them in the Prospectus and prospectus supplement relating to the Rights. This Subscription Certificate shall be governed by and construed in accordance with the laws of the State of Maryland. To subscribe pursuant to the Primary Subscription, three Rights and the estimated Subscription Price, which is $10.53, are required for each Common Share, and to subscribe pursuant to the Over-Subscription Privilege, the estimated Subscription Price is required for each Common Share. Payment of $10.53 per Common Share must accompany the Subscription Certificate. See the reverse side for forms.

If you are not exercising in full your Primary Subscription, check box E below and we will attempt to sell any remaining unexercised Rights. There can be no assurance that unexercised Rights will be sold, or regarding the costs or proceeds that will result from any completed sales. If you are selling your Rights your Rights Card instruction must be received at Computershare by May 10, 2022.

Please note that $10.53 is an estimated price only. The Subscription Price will be determined on May 17, 2022, the Expiration Date (unless extended) and could be higher or lower than the estimated Subscription Price depending on changes in the net asset value and market price of the Common Shares.

To subscribe for any Common Shares under the Over-Subscription Privilege, please complete line “B “ below

Please Note: Only Record Date Common Stockholders who have exercised all of their Rights under the Primary Subscription in full may apply for Common Shares pursuant to the Over-Subscription Privilege.

Payment for Common Shares: (i) Full payment for both the Common Shares to be issued under the Primary Subscription and pursuant to exercise of the Over-Subscription Privilege and/or (ii) a Notice of Guaranteed Delivery must accompany this Subscription Certificate. Please reference your rights certificate number on your check or Notice of Guaranteed Delivery

If the aggregate estimated Subscription Price paid by a Record Date Common Stockholder is insufficient to purchase, at the estimated Subscription Price, the number of Common Shares that the participating Holder of Rights indicates are being subscribed for, or if a Record Date Common Stockholder does not specify the number of Common Shares to be purchased, then the Record Date Common Stockholder will be deemed to have exercised first, its Rights under the Primary Subscription (if not already fully exercised) and second, the Over-Subscription Privilege to purchase Common Shares to the full extent of the payment rendered. If the aggregate estimated Subscription Price paid by a Record Date Common Stockholder exceeds the amount necessary to purchase the number of Common Shares for which the participating Holder of Rights has indicated an intention to subscribe, then the Record Date Common Stockholder will be refunded any such excess amount remaining based on the number of Common Shares for which the participating Holder of Rights has indicated an intention to subscribe following the determination of the Subscription Price on the Expiration Date.

Expiration Date: May 17, 2022 (unless extended)

Return Subscription Certificate by first class mail or overnight courier to: Computershare.

By First Class Mail: Computershare C/O Voluntary Corporate Actions/Neuberger Berman P.O. Box 43011 Providence, RI 02940-3011	By Express Mail or Overnight Courier: Computershare C/O Voluntary Corporate Actions/Neuberger Berman 150 Royal Street, Suite V Canton, MA 02021